Stodo Technologies LLC
Statements of Comprehensive Income
(Unaudited)

	Year Ended December 31, 2017		Year Ended December 31, 2016	
Revenue	$	44,072	$	40,715
Cost of sales		35,475		32,519
Gross profit		8,597		8,196
Expenses:				
Bank fees		630		568
Staffing		272		-
Marketing		491		491
Rent		-		5,400
Software		144		144
Travel		-		313
Telecommunications		389		390
Total expenses		1,926		7,306
Other expenses:				
Taxes		-		94
Interest		775		
Net income (loss)	$	5,896	$	796